AB

VF 4-10-02

02022505

[UNITED S]TATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 42515

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1233 W. SHAW AVENUE, SUITE 106
(No. and Street)

FRESNO, CA 93711
(City) (State) (Zip Code)

RECEIVED APR 08 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEONARD ROSS 559 226-5700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

IRENE T. JEWELL CPA, JEWELL AND LANGSDALE, CERTIFIED PUBLIC ACCOUNTANTS
(Name — if individual, state last, first, middle name)

1615 BONANZA STREET, SUITE 209, WALNUT CREEK, CA 94596
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, LEONARD ROSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WP SECURITIES, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Signature
LEONARD V. ROSS

PRESIDENT / SOLE SHAREHOLDER
Title

Shirley Lowe
Notary Public
4-5-02

SHIRLEY LOWE
COMM. #1222682
NOTARY PUBLIC-CALIFORNIA
PRINCIPAL OFFICE IN
FRESNO COUNTY
My Commission Exp. May 28, 2003

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WP SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001
with
REPORT OF INDEPENDENT AUDITORS

WP SECURITIES, INC.
DECEMBER 31, 2001

Index to Financial Statements and Supplemental Schedules

Jewell & Langsdale

Certified Public Accountants

1615 Bonanza St., Suite 209, Walnut Creek, CA 94596-4530 ∘ Telephone (925) 935-1028, Fax (925) 935-1029

Irene T. Jewell, C.P.A.
Gary R. Langsdale, C.P.A.

Wilbur M. Parker (1923-1992)

Report of Independent Auditors

The Board of Directors
WP Securities, Inc.

We have audited the accompanying statement of financial condition of WP Securities, Inc. as of December 31, 2001 and 2000 and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WP Securities, Inc. at December 31, 2001 and 2000, the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jewell & Langsdale

April 4, 2002

WP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
Assets		
Current assets:		
Cash	$ 1,129	$ 2,824
Receivable from brokers or dealers	36,367	2,657
Employee advances	2,250	0
Total current assets	39,746	5,481
Furniture and equipment less accumulated depreciation	13,260	2,209
Other assets:		
Deposits	10,000	2,500
	$63,006	$10,190
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$15,822	$ 0
Due to shareholders	3,445	
Income taxes payable	6,933	
Total current liabilities	26,200	
Stockholders' equity:		
Common stock, 100,000 shares authorized; 50,000 shares issued and outstanding	5,000	112,794
Retained earnings (deficit) (restated November 15, 2001)	31,806	(102,604)
	36,806	10,190
	$63,006	$10,190

See accompanying notes.

WP SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
YEARS ENDING DECEMBER 31, 2001 AND 2000

	2001	2000
Revenue:		
Commissions and fees	$148,929	$ 76,832
Other revenue	271,754	0
Total revenue	420,683	76,832
Expenses:		
Payroll and consulting costs	310,564	9,006
Commissions, other broker-dealers	12,894	15,881
Regulatory fees and expenses	1,304	5,291
Office and other operating costs	58,764	46,062
Depreciation	2,808	360
Total expenses	386,334	76,600
Income before provision for income taxes	34,349	232
Provision for income taxes	7,733	800
Net income (loss)	$ 26,616	$ (568)
Earnings (loss) per share of common stock	$ .53	$ (.01)

See accompanying notes.

WP SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDING DECEMBER 31, 2001 AND 2000

	Common Stock	Retained Earnings (Deficit)
Balances at January 1, 2000	$111,794	$(102,036)
Capital added during year ended December 31, 2000	1,000	
Net income (loss) for year ended December 31, 2000		(568)
Balances at December 31, 2000	112,794	(102,604)
Reorganization of stockholders' equity during year ended December 31, 2001	(107,794)	107,794
Net income for year ended December 31, 2001		26,616
Balances at December 31, 2001	$ 5,000	$ 31,806

See accompanying notes

WP SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDING DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$26,616	$ (568)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	2,808	360
Increase or decrease in assets and liabilities:		
Receivable	(33,710)	1,944
Employee advances	(2,250)	
Deposits	(7,500)	
Due to shareholders	3,445	
Accounts payable and accrued expenses	15,822	
Income taxes payable	6,933	0
Total adjustments	(14,452)	2,304
Net cash provided (used) by operating activities	12,164	1,736
Cash flows from investing activities:		
Furniture and equipment purchased	(13,859)	(769)
Net cash used by investing activities	(13,859)	(769)
Cash flows from financing activities:		
Net cash provided by financing activities	0	1,000
Net increase (decrease) in cash	(1,695)	1,967
Cash balance:		
Beginning of the year	2,824	857
End of the year	$ 1,129	$ 2,824

See accompanying notes.

WP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. Summary of significant accounting policies

Property and depreciation - Furniture and equipment used in the business are stated at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets. Maintenance and repairs are expensed as incurred.

Reorganization of stockholders' equity – A quasi–reorganization of the retained earnings and common stock accounts occurred during the year ended December 31, 2001. The carrying values of assets were not affected by the restatement of stockholders' equity.

Revenue and expense recognition - Revenue is recognized at the time the income is earned. Expenses are recorded when incurred.

2. Organization

WP Securities, Inc. was organized as a corporation under the laws of California on March 12, 1990. During June 1990, the Company opened offices in Stockton and Walnut Creek and commenced operations as "Western Pacific Securities". The Stockton office was closed and a Fresno office was established during the year ended December 31, 2000. The Walnut Creek office closed during the year ended December 31, 2001 and operations are now conducted solely by the Fresno office of the Company. The Company is a full line securities firm eligible to operate and sell securities in the states of California and North Carolina.

Effective December 31, 2000, ownership of 100% of the outstanding shares was transferred. The former stockholders remained with the Company as principals until November 15, 2001.

3. Furniture and Equipment

The cost of furniture and equipment at December 31, 2001 and 2000 was $13,858 and $7,823, respectively. Depreciation expense, based upon useful lives ranging from five to seven years, was $2,808 for the year ended December 31, 2001.

WP SECURITES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

4. Income Taxes

The income tax provision recorded for the year ended December 31, 2001 included Federal tax of $4,697 and California tax of $3,036. For the year ended December 31, 2000, the annual minimum California franchise tax of $800 was recorded. There was no Federal income tax expense reported for 2000.

5. Leases

The Company currently rents office space and office equipment on a monthly basis.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2001, the Company had net capital of $21,296, which was $16,296 in excess of its required net capital of $5,000.

SUPPLEMENTAL SCHEDULES

Schedule I

WP SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
DECEMBER 31, 2001

Net Capital:	
Total stockholders' equity	$36,806
Deductions for non-allowable assets:	
Employee advances	2,250
Furniture and equipment	13,260
	15,510
Net capital before haircuts on securities positions	21,296
Haircuts on other trading and investment securities	0
Net Capital	$21,296
Aggregate Indebtedness:	
Accrued expenses payable included in statement of financial condition	$26,200
Computation of Basic Net Capital Requirement :	
Minimum net capital required for Company	$ 5,000
Excess net capital	$16,296
Ratio: Aggregate indebtedness to net capital	1.6 to 1

NOTE: The minimum net capital requirement was met by the Company's Computation (included in Part II of Form X-17A-5 at December 31, 2001) and the minimum net capital shown above.

Schedule II

WP SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
DECEMBER 31, 2001

WP Securities, Inc. is exempt from Rule 15c3-3 under Section k (2)(B) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schedule III

WP SECURITIES, INC.
Information Relating to Possession on Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
DECEMBER 31, 2001

WP Securities, Inc. is exempt from Rule 15c3-3 under Section k (2)(B) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Jewell & Langsdale

Certified Public Accountants

1615 Bonanza St., Suite 209, Walnut Creek, CA 94596-4530 ∘ Telephone (925) 935-1028, Fax (925) 935-1029

Irene T. Jewell, C.P.A.
Gary R. Langsdale, C.P.A.

Wilbur M. Parker (1923-1992)

Board of Directors
WP Securities, Inc.

In planning and performing our audit of the financial statements of WP Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jewell & Langsdale

April 4, 2002